Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX AND VENEZUELA SIGN AGREEMENT ON COMPENSATION FOR NATIONALIZATION OF CEMEX VENEZUELA

MONTERREY, MEXICO, DECEMBER 1, 2011 – CEMEX S.A.B. de C.V. (“CEMEX”) (NYSE: CX) is pleased to report that it has reached an agreement, through its Dutch subsidiaries, with the Government of the Bolivarian Republic of Venezuela and its public entity Corporación Socialista del Cemento, S.A. contemplating the payment to CEMEX of US$600 million as compensation for the nationalization of CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”). Additionally, the agreement contemplates the cancellation of US$154 million of accounts payable by CEMEX subsidiaries to CEMEX Venezuela.

Compensation will be paid US$240 million in cash and US$360 million in various negotiable securities issued by Petróleos de Venezuela, S.A. (“PDVSA”).  The agreement is to be closed on December 7, 2011 with a possible extension of the closing date of 5 days.

The Government of the Bolivarian Republic of Venezuela, Corporación Socialista del Cemento, S.A., and CEMEX are pleased with the resolution of this dispute and look forward to further the relationship between Venezuela and Mexico.

CEMEX is grateful for the support received from the Presidents and Chancellors of Mexico and Venezuela in this matter.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.